Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces appointment of new Chief Executive Officer and
     President

     TORONTO, June 30 /CNW/ - Kingsway Financial Services Inc. (NYSE, TSX:
KFS) (the "Company") is pleased to announce that Mr. Larry G. Swets, Jr., formerly the Company's Executive Vice-President of Corporate Development, has
been appointed to the role of Chief Executive Officer and President effective today.
     Mr. Colin Simpson, former Chief Executive Officer and President, resigned from the Company to pursue other career interests, as was previously announced.
     Mr. Simpson will remain on the Company's Board of Directors. The Company would like to thank Mr. Simpson for his contributions to the Company.

     About Kingsway Financial Services Inc.

     Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange,
under the trading symbol "KFS".

     %CIK: 0001072627

     /For further information: Larry G. Swets, Jr., President and Chief
Executive Officer, Tel: 416-848-1171, Fax: 416-850-5439, Web Site:
www.kingsway-financial.com/
     (KFS KFS.)

CO:  Kingsway Financial Services Inc.

CNW 19:14e 30-JUN-10